Mid-Con Energy Partners, LP

2501 Harwood Street, Suite 2410

Dallas, Texas 75201

August 28, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 5, 2014
File No. 1-35374

Dear Mr. Schwall:

Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con Energy,” “we,” “us,” or “our”), received comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2014 (the “Letter”), with respect to Mid-Con Energy’s Annual Report on Form 10-K filed with the Commission on March 5, 2014, File No. 001-35374 (the “Form 10-K”). Mid-Con Energy filed a response letter dated August 4, 2014 to the Staff’s letter dated July 11, 2014 through EDGAR, as amended by our response letter dated August 25, 2014 filed through EDGAR. The purpose of this letter is to submit the following acknowledgment as requested by the Staff in the Letter.

Mid-Con Energy acknowledges the following:

•	Mid-Con Energy is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mid-Con Energy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to our Form 10-K to Bill Cooper at (202) 662-3044 or bcooper@andrewskurth.com.

Sincerely,

/s/ Nathan P. Pekar
Nathan P. Pekar Vice President of Business Development & General Counsel

cc:	Karina V. Dorin, Securities and Exchange Commission
Laura Nicholson, Securities and Exchange Commission
John Hodgin, Securities and Exchange Commission
Charles R. Olmstead, Mid-Con Energy Partners, LP
Bill Cooper, Andrews Kurth LLP
Jon W. Daly, Andrews Kurth LLP